

December 3, 2013

Via E-mail
Mr. Stephen B. Hughes
Chairman and Chief Executive Officer
Boulder Brands, Inc.
115 West Century Boulevard, Suite 260
Paramus, New Jersey 07652

> **Re:** **Boulder Brands, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33595**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 7 - Goodwill and Intangible Assets, page F-15

1. We note your disclosures regarding your policy for goodwill and other intangible assets. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please expand your disclosure to identify the reporting unit levels used for goodwill impairment assessment purposes. For each reporting unit with a fair value not substantially in excess of its carry value, also address the following points in your disclosure: (i) identify the reporting unit; (ii) indicate the percentage by which fair value exceeds the carrying value as of the most-recent evaluation; (iii) quantify the amount of goodwill associated with the unit; and (iv) describe the assumptions that drive

the estimated fair value. Please refer to Item 303 of Regulation S-K and §§216 and 501.14 of the Financial Reporting Codification for guidance.

Note 18 - Segment Information, page F-28

2.   Discussion in the Business section of your filing indicates that your product portfolio consists of buttery spreads, spreadable butters and blended butter sticks, enhanced milks, peanut butters, and gluten free grocery products. Please refer to FASB ASC 280-10-50-40 and disclose revenues for each product or each group of similar products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief